Exhibit 99.2

GRAB HOLDINGS LIMITED

Company No. IC-372848

(an exempted company with limited liability incorporated under the laws of the Cayman Islands)

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 9, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company be held at the Company’s global headquarters located at 3 Media Close, Level 2, Singapore 138498, at 9.00 a.m., Singapore Time, on December 9, 2022.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 18, 2022, Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to attend the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.000001 per share, at the close of business, Eastern Time, on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares planning to attend the AGM in person are required to indicate their interest to attend the AGM by submitting the online registration form accessible at https://grb.to/AGM2022 by November 23, 2022, Singapore Time, to indicate their interest.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. The Company’s Form 20-F can be accessed on the investor relations section of its website at https://investors.grab.com, as well as on the SEC’s website at www.sec.gov.

By Order of the Board of Directors,

Grab Holdings Limited

Anthony Tan Ping Yeow
Chairman and Chief Executive Officer

Singapore, November 17, 2022